Exhibit 99.1

Daqo New Energy’s subsidiary Xinjiang Daqo completes its IPO Registration with China Securities Regulatory Commission

Shanghai, China—June 22, 2021—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, is in the process of applying for an initial public offering ("IPO") of the Company's major operational subsidiary, Xinjiang Daqo New Energy (“Xinjiang Daqo”), on the Shanghai Stock Exchange's Sci-Tech innovation board.

According to the information published by the China Securities Regulatory Commission (CSRC), Xinjiang Daqo has completed its IPO registration process with the CSRC and will soon enter the issuance process for its IPO on the Shanghai Stock Exchange's Sci-Tech innovation board. The issuance process is estimated to be completed within four weeks.

Daqo New Energy's Chief Executive Officer Mr. Longgen Zhang commented, "We are very excited that Xinjiang Daqo will soon enter the issuance process for its IPO on the STAR Market which will enable it to access this fast-growing capital market in China. We expect that its IPO will definitely strengthen Xinjiang Daqo's leadership in the polysilicon industry by accelerating growth, continuing to invest in R&D and quality improvements, and expanding into high-end markets such as semiconductor-grade polysilicon."

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world's lowest cost producers of high-purity polysilicon. It has a total annual capacity of 70,000 metric tons of high-purity polysilicon, with another 35,000 metric tons polysilicon capacity under construction, which is expected to reach full capacity by the end of the first quarter of 2022.

For more information, please visit www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “forecast,” “might,” “guidance” and similar statements. Among other things, Daqo New Energy’s strategic and operational plans and Xinjiang Daqo’s IPO plan, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in solar cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.